Exhibit 12.1

	Three months ended January 3, 2015	Year ended
		September 27, 2014	September 28, 2013	September 29, 2012
	(dollars in thousands)
Earnings
Income (loss) from continuing operations before income taxes	$(1,073)	$11,946	$25,056	$(3,485)
Add fixed charges, excluding capitalized interest:	5,301	6,761	2,972	3,129

Total Earnings	$4,228	$18,706	$28,028	$(356)

Fixed charges
Fixed charges:
Interest expense	$5,134	$6,156	$2,371	$2,480
Capitalized interest	—	96	46	36
Interest factor on operating leases	152	561	564	617

Total Fixed Charges	$5,286	$6,813	$2,981	$3,133

Ratio of Earnings to Fixed Charges (1)	*	2.7x	9.4x	**

(1)	The ratio of earnings to fixed charges is computed by dividing (i) income before income taxes plus fixed charges by (ii) fixed charges. Fixed charges include the portion of rental expense that management believes is representative of the interest component.
*	Due to our loss in the first three months of fiscal 2015, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $1,059 to achieve coverage of 1:1 in that period.
**	Due to our loss in 2012, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $3,489 to achieve coverage of 1:1 in that period.